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...TES
...NGE COMMISSION
... 20549

05036036

ANNUAL AUDITED REPORT
**FORM X-17A-5
PART III**

RECEIVED
FEB 2 5 2005
WASH. D.C. 213

SEC FILE NUMBER
8-52349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____1/1/04____ AND ENDING ____12/31/04____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MMC Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and Street)

New York _____ New York _____ 10036-2708
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL FONTANA _____ (201) 284-4855
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center _____ New York _____ N.Y. _____ 10281-1414
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

PROCESSED
MAR 1 6 2005
THOMSON
FINANCIAL

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02

OATH OR AFFIRMATION

I, Stephen G. Baker, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MMC Securities Corp. for the year ended December 31, 2004, are true and correct. I further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ _____
Signature   Date

STEPHEN G. BAKER, PRESIDENT

_____
Notary Public

MARIE A. MECHALUK
Notary Public, State of New York
No. 01ME6006833
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires May 11, 20 06

MMC SECURITIES CORP.
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
(SEC I.D. No. 8-52349)



STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
MMC Securities Corp.:

We have audited the accompanying statement of financial condition of MMC Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc., as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MMC Securities Corp. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 17, 2005

MMC SECURITIES CORP.
**(an indirect wholly-owned subsidiary of
Marsh & McLennan Companies, Inc.)**

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 2,578,526
Cash and cash equivalents segregated under federal and other regulations	2,864,894
Short-term investment	9,615,012
Receivable from affiliates	1,832,338
Fees and commissions receivable	226,712
Receivable from clearing brokers	151,118
Prepaid expenses and other assets	244,786
Income tax receivable	918,922
Furniture and equipment, at cost, less accumulated depreciation of $8,751	529
TOTAL ASSETS	**$18,432,837**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to affiliates	$ 989,343
Payable to customers	512,883
Accounts payable and other liabilities	521,559
Income tax payable	1,090,149
Total liabilities	3,113,934
STOCKHOLDERS' EQUITY:	
Common stock $1 par value, 1,000 shares authorized and outstanding	1,000
Additional paid-in capital	13,759,813
Retained earnings	1,558,090
Total stockholders' equity	15,318,903
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$18,432,837

See notes to statement of financial condition.

MMC SECURITIES CORP.
(an indirect wholly-owned subsidiary of
Marsh & McLennan Companies, Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

1. ORGANIZATION

MMC Securities Corp. (the "Company" or "MMCSC") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). MMCSC was formed through the consolidation of the broker-dealer related businesses of Marsh Insurance & Investment Corporation ("MIIC"), Mercer Securities, Inc. ("MSI"), and Marsh & McLennan Securities Corporation ("MMSC"). The Company is a broker-dealer registered with the United States Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MMCSC provides corporate clients financial risk solutions through structured finance transactions and provides financial advice on capital markets transactions, including mergers and acquisitions. The Company also provides information and assistance as agents to clients such as corporations and organizations in determining the selection of mutual fund and variable product vendors for their employee benefit plans. MMCSC brokers group and individual annuity contracts from insurance companies and open-end registered investment companies' products (mutual funds) for its clients. The Company also provides commission recapture to institutional clients. As an introducing broker, it provides execution services to institutional clients through a team of executing brokers. The Company does not hold securities for customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - Cash and cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash and cash equivalents, receivables and payables approximates their carrying value due to their short-term nature. Cash and cash equivalents of $2,864,894 have been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Short-term Investment - The only financial instrument held consists of a money-market fund that invests in government securities. The carrying value of the financial instrument approximates fair value due to the short-term maturity of such instrument.

Furniture and Equipment, Depreciation and Amortization - Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of these assets, generally five to ten years.

Software and Hardware - Amortization and depreciation are calculated on a straight-line basis over the estimated useful lives of such assets. Hardware is being amortized over a five-year period. Capitalized software, which relates to purchased software packages, is being amortized on a straight-line basis over a period of three years. Software and hardware balances are included in Prepaid expenses and other assets on the Statement of Financial Condition.

Income Taxes - The Company is included in the consolidated federal income tax return filed by MMC. Federal income taxes are calculated for the Company as if it filed a separate return and are payable to MMC. The Company files a separate return for state and local income taxes. Income tax receivable represents amounts due from various state tax authorities resulting from overpayment of taxes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

MMCSC transfers, on a daily basis, certain excess operating cash balances on account with a third party to an interest bearing account with an affiliated company. Included in the Company's receivable from affiliates balance of $1,832,338 is the interest bearing account totaling $1,199,903 as of December 31, 2004. The remaining balance of receivable from affiliates represent receivables created during the normal course of business.

Certain employees of MMSC were awarded deferred stock bonus units under the MMC 2000 Employee Incentive and Stock Award Plan. These balances were transferred to MMCSC from MMSC at the time of the consolidation in 2003. MMCSC defers and amortizes the costs of these awards over a three-year vesting period. Included in the Company's payable to affiliates balance of $989,343 are MMCSC's payables to affiliates of $835,469 for the deferred stock awards as of December 31, 2004. The remaining balance of payable to affiliates represent liabilities incurred during the normal course of business.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2004, MMCSC had net capital of $11,903,316, which was $11,653,316 in excess of its required net capital of $250,000. MMCSC's aggregate indebtedness at December 31, 2004 was $2,575,406. MMCSC's ratio of aggregate indebtedness to net capital was 0.22 to 1.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 17, 2005

MMC Securities Corp.
1166 Avenue of the Americas
New York, N.Y. 10036

In planning and performing our audit of the financial statements of MMC Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc., for the year ended December 31, 2004 (on which we issued our report dated February 17, 2005), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP